JSVC, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2019

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67006 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 010/01/18 (MM/DD/YY) AND ENDING 09/30/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSVC, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

729 Elepaio St.
(No. and Street)

| Honolulu | HI | 96816 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Mukai 808-931-6464
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

| 9645 Lincolnway Lane 214A | Frankfort | IL | 60423 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





## OATH OR AFFIRMATION

I, Mark Mukai, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JSVC, LLC, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOLENE M. N. TAKAMORI NOTARY PUBLIC Comm. No. 06-150 STATE OF HAWAII

Signature

President

Title

Notary Public

My Commission Expires: March 12, 2022

Doc. Description: Annual Audited Report Form X-17A-5 Part III

Doc. Date: 11/26/19 No. Pages: 2

Jolene M. N. Takamori First

Notary Printed Name Jud. Circuit

11/26/19

JOLENE M. N. TAKAMORI NOTARY PUBLIC Comm. No. 06-150 STATE OF HAWAII

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
JSVC, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of JSVC, LLC, (the "Company") as of September 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of JSVC, LLC as of September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as JSVC, LLC's auditor since 2005.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 18, 2019

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

JSVC, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2019

**ASSETS**

Cash                                                    $      6,661


**MEMBER'S CAPITAL**

MEMBER'S CAPITAL                                        $      6,661


        TOTAL CAPITAL                                   $      6,661


The accompanying notes are an integral part of this financial statement.

JSVC, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2019

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - JSVC, LLC (the "Company"), a limited liability company, was organized in the state of Delaware on October 24, 2003. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is private placements.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue - Effective October 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. The Company applied the modified retrospective method for adoption which did not result in a cumulative adjustment to retained earnings as of October 1, 2018.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

JSVC, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED SEPTEMBER 30, 2019

NOTE 2 - OPERATING AGREEMENT

Various terms, such as restrictions on changes in membership interest, etc., are contained in the operating agreement. Currently, the managing member is the sole member of the Company. Therefore, any events initiated by the managing member should not be restricted by any terms contained in the operating agreement. However, those considering the purchase of membership interests in the Company should read the operating agreement prior to making such an investment.

NOTE 3 - INCOME TAXES

As a limited liability company with only one member, the Company has elected to file as a sole proprietorship for federal income tax purposes. Income taxes are therefore the responsibility of the sole member of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2015.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2019, the Company's net capital and required net capital were $6,661 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 0%.

NOTE 5 - RELATED PARTIES

The sole member has provided administrative assistance and other services to the Company without reimbursement.